

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 13, 2009

Marc V. Byron
Chairman of the Board and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue
4th Floor
Fort Lee, NJ 07024

      Re: **Polaris Acquisition Corp.**
               Preliminary Proxy Statement on Schedule 14A
               Filed August 27, 2008
               File No. 001-33860

Dear Mr. Byron:

      We have completed our review of your proxy statement and have no further comments at this time.

               Sincerely,

               /s/ Larry Spirgel
               Assistant Director

cc: Andrew J. Nussbaum
       Wachtell, Lipton, Rosen & Katz
       Via facsimile: (212) 403-2269